BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2010 AND 2009

(Amended and refilled – See Note 13)

BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Responsibility for financial statements

The accompanying interim financial statements for Biomass Secure Power Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States consistently applied. The most significant of these accounting principles have been set out in the annual June 30, 2010 audited financial statement. Only changes in accounting information have been disclosed in these interim financial statements. These interim statements have been presented on the accrual basis of accounting. Therefore estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Auditor involvement

The Company’s auditors, BDO Dunwoody LLP have not performed a review of the un-audited interim consolidated financial statements for the three months period ended September 30, 2010.

(signed) Jim Carroll
Director

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM BALANCE SHEETS

	September 30, 2010	June 30, 2010

ASSETS

Current
Cash	$25,797	$-
Amounts receivables	2,398	-
Prepaid expenses and deposit	63,000	63,000
	91,195	63,000
Property and equipment (Note 6)	569	644
	$91,764	$63,644

LIABILITIES

Current
Bank indebtedness	$-	$26
Accounts payable and accrued liabilities	76,321	110,955
Advances payable (Note 7)	55,807	-
Loans payable to related parties (Notes 8, 10 and 11)	364,003	297,801
	496,131	408,782

STOCKHOLDERS’ EQUITY

Common stock (Note 9)
Authorized
Unlimited number of no par value common shares
Issued
235,099,866 common shares (2009 – 235,099,866)	5,680,217	5,680,217
Contributed surplus	53,221	53,221
Accumulated deficit from prior operations	(5,253,808)	(5,253,808)
Accumulated deficit during development stage	(883,997)	(824,768)
	(404,367)	(345,138)
	$91,764	$63,644
Commitments (Notes 10 and 12)

Approved by the Board of Directors:

“Slawomir Kownacki”	“James Carroll”
, Director	, Director

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the Three Months Ended September 30

	2010	2009	From July 1, 2007, the date of entering into development stage, to September 30, 2010

Expenses
Amortization	$75	$20	$325
Management fees (Note 11)	60,000	30,000	704,813
Office and general administrative	2,694	2,867	45,012
Professional fees (recovery)	(5,902)	-	51,878
Shareholder communication	-	-	27,000
Transfer agent and filing fees	1,532	3,543	36,884
Travel	2,537	1,493	19,792
Loss before other expenses	(60,936)	(37,926)	(882,704)
Foreign exchange gain	1,707		1,707
Net loss and comprehensive loss for the Period	$(59,229)	$(37,926)	$(883,997)

Basic and Diluted Loss Per Share	$(0.000)	$(0.000)

Weighted Average Number of Shares Outstanding	235,099,866	235,099,866

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended June 30

	Share capital		Contributed surplus	Deficit from prior operations	Deficit during develop stage	Total
	Number	Amount
Balance, June 30, 2007	96,502,717	$5,090,086	$53,221	$(5,253,808)	$-	$(110,501)
Capital stock issued for debt on August 29, 2007 at $0.0075 per share	1,487,881	11,159	-	-	-	11,159
Capital stock issued for expenses incurred on behalf of the Company on August 29, 2007 at $0.0075 per share	1,356,444	10,173	-	-	-	10,173
Capital stock returned to treasury on October 23, 2007	(3,000,000)	-	-	-	-	-
Capital stock issued for expenses incurred on behalf of the Company on February 5, 2008 at $0.0031 per share	5,780,463	17,919	-	-	-	17,919
Capital stock issued for debt on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for management fees on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for directors fees on June 30, 2008 at $0.0045 per share	3,750,000	16,875	-	-	-	16,875
Capital stock issued for management fees on June 30, 2008 at $0.0045 per share	30,000,000	135,000	-	-	-	135,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2008 at $0.0045 per share	5,007,415	22,534	-	-	-	22,534
Net loss for the year ended June 30, 2008	-	-	-	-	(337,799)	(337,799)
Balance, June 30, 2008	180,884,920	$5,427,746	$53,221	$(5,253,808)	$(337,799)	$(110,640)
Capital stock issued as deposit on agreement on November 15, 2008 at $0.0042 per share	15,000,000	63,000	-	-	-	63,000
Capital stock issued for expenses incurred on behalf of the Company on October 13, 2008 at $0.0041 per shares	666,667	2,733	-	-	-	2,733
Capital stock issued for expenses incurred on behalf of the Company on November 20, 2008 at $0.0041 per share	800,000	3,280	-	-	-	3,280
Capital stock issued for expenses on May 22, 2009 at $0.009 per share	3,000,000	27,000	-	-	-	27,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2009 at $0.0045 per share	6,592,724	29,758	-	-	-	29,758
Capital stock issued for management fees on June 30, 2009 at $0.0045 per share	28,155,555	126,700	-	-	-	126,700
Net loss for the year ended June 30, 2009	-	-	-	-	(229,637)	(229,637)
Balance, June 30, 2009	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(567,436)	$(87,806)
Net loss for the year ended June 30, 2010	-	-	-	-	(257,332)	(257,332)
Balance, June 30, 2010	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(824,768)	$(345,138)
Net loss for the period ended September 30, 2010	-	-	-	-	(59,229)	(59,229)
Balance, September 30, 2010	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(883,997)	$(404,367)

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENTS OF CASH FLOWS
For the Three Months Ended September 30

	2010	2009	From July 1, 2007, the date of entering into development stage, to September 30, 2010

Cash Flows From (Used By) Operating Activities
Net loss for the period	$(59,229)	$(37,926)	$(870,497)
Items not involving cash:
Amortization	75	20	325
Shares issued for management fees	-	-	340,575
Shares issued for services	-	-	113,397
Change in non-cash operating working capital items:
Amounts recoverable	(2,398)		(2,398)
Accounts payable and accrued liabilities	(34,634)	1,616	46,447
Accrual of expenses due to related parties	66,202	-	66,502
	(29,984)	(36,290)	(319,449)

Cash Flows From (Used By) Investing Activities
Acquisition of capital assets	-	(894)	(894)

Cash Flows From (Used By) Financing Activities
Loan proceeds	55,807		55,807
Loan proceeds from related party	-	37,151	290,333
Repayment of bank overdraft	(26)	-	-
	55,781	37,151	346,140
Decrease in Cash	25,797	(33)	25,797
Cash, Beginning of Period	-	124	-
Cash, End of Period	$25,767	$91	$25,797

Supplemental Cash Flow Information
Common stock issued as deposit	$-	$-	$63,000
Common stock issued in settlement of debt	$-	$-	$73,159
Interest Paid	$-	$-	$-
Income Taxes Paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

1.	NATURE OF BUSINESS AND OPERATIONS

Biomass Secure Power Inc., formerly Virtual Media Holdings Inc., (“Biomass” or the “Company”), became a development stage enterprise July 1, 2007. Prior to July 1, 2007, the company was conducting internet sales of videos, CDs, DVDs and books as Virtual Media Holdings Inc, (formerly VMH VideoMovieHouse.com Inc.). As at June 30, 2007, the company ceased all operations in connection with internet sales, wrote-off all related assets and was seeking a new business.  The Company plans to build, own and operates cellulose pelletizing plants that utilizes proprietary technology. The Company’s headquarters are located in Abbottsford, British Columbia.

The Company is presently a delinquent filer with the Securities Exchange Commission and is filing for relief from filing audited financial statements for the years ended June 30, 2007 and 2006. At this time, it is not known if the relief will be granted.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its development of a cellulose pelletizing activities in the first quarter of 2008.  Previously, the Company had been actively operating an internet sales company. On June 30, 2007, the Company disposed of all of its assets in connection with the internet sales activities.  During the three months ended September 30, 2010, the Company incurred a net loss of $59,229 (2008 - $37,926).  Since the Company had re-entered the development stage, it has an accumulated deficit of $883,997 at September 30, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its cellulose pelletizing plant and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $390,000 to fund its operations during the next twelve months.  Management has plans to seek additional capital through a private placement, public offering of its common stock and joint arrangements.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10).  The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number).  The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

5.	MERGER AGREEMENT WITH 0625920 BC LTD.

On June 30, 2009, the Company entered into an agreement with 0625920 BC Ltd. (“0625920”) whereby the Company is acquiring certain intellectual property of 0625920 by way of merger of the two Companies.  0625920 is a related party by common directors. Pursuant to the terms of a Merger Agreement one share of the Company will be issued in exchange for each 0625920 share outstanding at the agreement date of the acquisition and merger.  At June 30, 2009, 0625920 had 225,269,250 shares outstanding.  As a result of a cease-trade order issued by the securities commission the shares have not been issued and therefore, the transaction has not been reflected in the financial statements. (Note 7)

The Company believes that 0625920 did not meet the definition of a business in accordance with FASB guidance, because as of the date of merger 0625920 had no employees, no inputs, processes and outputs. As such, at the time the transaction was consummated, 0625920 had no business activity. According to FASB guidance, the total estimated purchase price will be allocated to the net assets acquired in connection with the transaction, based on their estimated fair values. As a result, the cost of the merger will be measured at the estimated fair value of the net assets acquired. The accounting treatment of the transaction is an acquisition of assets by the Company.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

6.	PROPERTY AND EQUIPMENT

	September 30, 2010		June 30, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Computers	$894	$325	$894	$20
Net Book Value		$569		$874

7.	ADVANCES PAYABLE

The Company has received advances from unrelated parties.  The amounts are unsecured and without interest.  Upon the lifting of the cease trade order issued by the British Columbia Securities Commission the amounts will be settled for stock of the Company.  Management has determined the fair value of the advances to be equal to its carrying value as the amounts will be settled in stock of the Company immediately upon the lifting of the cease trade order.

8.	LOAN PAYABLE TO RELATED PARTY

The Company is indebted to directors and officers of the Company for operating expenses paid by those individuals. The amounts are payable on demand, unsecured and without interest.

9.	CAPITAL STOCK

Share issuances in 2010 and the period ended September 30 2010

There was no stock issued during the year ended June 30, 2010 and the period ended September 30, 2010 due to a cease trade order issued by the British Columbia Securities Commission.

Share issuances in 2009

On November 15, 2008 the Company issued 15,000,000 common shares at $0.0042 per share for a total of $63,000 as a deposit in connection with the acquisition agreement with 0625920 BC Ltd. (Note 5).  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On October 13, 2008 the Company issued 666,667 common shares at $0.0041 per share for a total of $2,733 for expenses incurred on behalf of the Company by a director.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On November 20, 2008 the Company issued 800,000 common shares at $0.0041 per share for a total of $3,280 for expenses incurred on behalf of the Company by a director.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On May 22, 2009 the Company issued 3,000,000 common shares at $0.009 per share for a total of $27,000 for investor relations.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 6,592,724 common shares at $0.0045 per share for a total of $29,758 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

9.	CAPITAL STOCK - Continued

Share issuances in 2009 - Continued

On June 30, 2008 the Company issued 28,155,555 common shares at $0.0045 per share for a total of $126,700 for management fees paid to a director and officer of the Company for services provided in the current period.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

Share issuances in 2008

On August 29, 2007 the Company issued 2,844,325 common shares at $0.0075 per share for a total of $21,332 for expenses incurred on behalf of the Company by a director.  Of those amounts 1,487,881 common shares for a total of $11,159 was for settlement of debt related to expenses incurred in a prior year and 1,356,444 common shares for a total of $10,173 was for expenses incurred in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On October 23, 2007, 3,000,000 common shares were returned for cancellation. As the expense related to the issuance of these common shares was properly recorded, there is no accounting impact for the returned shares.

On February 5, 2008 the Company issued 5,780,463 common shares at $0.0031 per share for a total of $17,919 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On February 5, 2008 the Company issued 40,000,000 common shares at $0.0031 per share for a total of $124,000 for management fees paid to a director and officer of the Company.  Of those amounts 20,000,000 shares for a total of $62,000 was for settlement of debt related to management fees of a prior year and 20,000,000 for a total of $62,000 was for management fees incurred in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 3,750,000 common shares at $0.0045 per share for a total of $16,875 for directors’ fees.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 30,000,000 common shares at $0.0045 per share for a total of $135,000 for management fees paid to a director and officer of the Company for services in the current year.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

On June 30, 2008 the Company issued 5,007,415 common shares at $0.0045 per share for a total of $22,533 for expenses incurred on behalf of the Company by directors.  The stock was recorded based upon the quoted market price of the Company’s common stock on the date of director’s approval for the issuance.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

9.	CAPITAL STOCK - Continued

Stock Options

On March 24, 2004, the Company’s Board of Directors approved a nonqualified stock option plan. This plan, subject to authorization of the Company’s Board of Directors, allows the Company to distribute up to 5,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.25 per share. On October 8, 2004, the Board of Directors approved an increase in S-8 stock to 15,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.03 per share.

During the years ended June 30, 2010 and 2009, there were no common stock options granted. As of June 30, 2010 and 2009, there were no outstanding exercisable or un-exercisable common stock options.

10.	COMMITMENT TO ISSUE SHARES

The Company’s stock are traded on the OTC Bulletin Board in the United States and the Company is subject to the securities laws of the United States and Canada.  In November 2009, the British Columbia Securities Commission issued a cease trade order against the Company thereby preventing the Company from issuing or exchanging stock of the Company until the cease trade order is removed.

Subsequent to the date of the cease trade order the Company entered into the following transactions approved by the directors requiring the issuance of stock upon the removal of the cease trade order. These transactions have not been recorded in the financial statements as the transactions have not been completed:

i.
On June 30, 2009 the Company entered into an acquisition and merger agreement with 0625920 BC Ltd (Note 5) for exchange of 225,269,250 common stock of the Company. This has not been recorded in the balance sheet of the company.

ii.
On February 24, 2010 the board of directors, subject to the removal of the cease trade order, approved the issuance of 81,864,686 common stock for settlement of various indebtedness to director and officers.  The common stock to be issued will be recorded based upon the quoted market price of the Company’s common stock on the date of the director’s approval.

iii.
On March 12, 2010 the board of directors, subject to the removal of the cease trade order, approved the acceptance of share subscriptions of 1,456,013 common stock at $0.0158 per share for proceeds of $23,005.  The subscription agreements and the related proceeds were received by the Company between March 12, 2010 and June 16, 2010. As the stock have not been issued, the subscription payable has been recorded in due to related parties for the year ended June 30, 2010.

11.	RELATED PARTY TRANSACTIONS

During the year three months ended September 30, 2010 the Company was charged management fees totaling $60,000 (2009 - $30,000) by directors and officers of the Company.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At September 30, 2010

12.	COMMITMENTS AND CONTINGENCIES

A statement of claim was issued against the Company for breach of employment contract. The Company has filed a statement of defense disputing the action. The claim is presently being disputed by the Company and the settlement is undeterminable at this time. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

A second statement of claim was issued against the Company to remove the trading restriction on the restricted stock. The Company has filed a statement of defense disputing the action. The claim is being disputed as management believes the performance commitment in connection with the issuance of the stock was not completed and has taken steps to cancel these stock. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims. On the basis of information currently available, advice of counsel, available insurance coverage, if applicable, and established reserves, it is the opinion of management that the eventual outcome of the actions against us are remote will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of legal matters, if unfavorable, may be material to our financial condition, results of operations, or cash flow.

13.	REVISION TO FINANCIAL STATEMENTS

The financial statements have been revised to clarify that they have not been reviewed by the external auditor of the Company, to reflect the correct date of the cease trade order issued by the British Columbia Securities Commission in note 10, and to provide a statement of Other Comprehensive Income. The Company does not consider these changes to be material.